SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 92nd Ordinary General Meeting of Shareholders of the Company held on June 16, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 21, 2016

(TRANSLATION)

June 16, 2016

To our shareholders,

Notice of Resolutions passed by

the 92nd Ordinary General Meeting of Shareholders

We hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 92nd Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takahiro Hachigo
President and
Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku
Tokyo

Particulars

Matters reported:

1.	The Business Report, consolidated financial statements and unconsolidated financial statements for the 92nd Fiscal Year (from April 1, 2015 to March 31, 2016)

2.	The results of the audit of the consolidated financial statements for the 92nd Fiscal Year (from April 1, 2015 to March 31, 2016) by the independent auditors and the Board of Corporate Auditors

Matters resolved:

FIRST ITEM: Distribution of Dividends

The proposal was approved in its original form, and the year-end dividend for the fiscal year under review will be ¥22 per share.

SECOND ITEM: Election of Thirteen (13) Directors

The proposal was approved in its original form, and nine directors were re-elected: Takahiro Hachigo, Yoshiyuki Matsumoto, Yoshi Yamane, Kohei Takeuchi, Hideko Kunii, Takanobu Ito, Shinji Aoyama, Noriya Kaihara, and Masayuki Igarashi. Four directors were newly elected: Seiji Kuraishi, Takashi Sekiguchi, Motoki Ozaki and Kazuhiro Odaka. They have all assumed their posts.

THIRD ITEM: Election of Two (2) Corporate Auditors

The proposal was approved in its original form, and one corporate auditor was re-elected: Toshiaki Hiwatari. One corporate auditor was newly elected: Masahiro Yoshida. They have both assumed their posts.